

Mail Stop 7010   October 29, 2008

Yuan Chun Tang
Chief Executive Officer
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
People's Republic of China

> **Re: Asia Pacific Wire & Cable Corporation Limited**
> **Registration Statement on Form F-1**
> **Filed on October 2, 2008**
> **File No. 333-153796**
>
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed on June 27, 2008**
> **File No. 001-14542**

Dear Mr. Tang:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1. We note that you have yet to file a legality opinion. Please file as soon as possible and please note that we may have further comments upon our review.

2. Please revise to file a consent from your independent registered accounting firm as required by Item 601 of Regulation S-K.

Risk Factors, page 4

3. On page 55, we note that you intend to apply for listing on either Nasdaq or the AMEX in 2008. If you intend to rely on Nasdaq Rule 4350(a) or AMEX Company Guide Section 110, which permits a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent, then provide a risk factor that discloses this reliance, describes the corporate governance matters affected, and discloses whether applicable Bermuda requirements provide less protection than those required under Nasdaq or AMEX rules.

4. Please add a risk factor that discloses whether an investor would find it difficult:
   - to effect service of process in the United States against you or your non-U.S. officers, directors and experts named in the registration statement;
   - to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws in a U.S., Bermuda, or Taiwan court against you and the above-described persons; and
   - to bring an original action in a U.S., Bermuda or Taiwan court to enforce liabilities based upon the U.S. federal securities laws against you and the above-described persons.

   Then provide comparable disclosure in the "Enforceability of Certain Liabilities" section of the registration statement. See Item 101(g) of Regulation S-K.

Disclosure controls and procedures and internal controls over financial reporting classified as ineffective, page 5

5. In this risk factor, please briefly disclose the four material weaknesses and certain significant deficiencies in your internal controls over financial reporting as of December 31, 2007. At an appropriate section of the prospectus, please discuss the remediation efforts. We note your disclosure on page 72 of your latest Form 20-F.

Delinquency in Reporting Obligations; Reporting of Financial Results, page 5

6. You have stated that the company filed its 2008 annual report on a timely basis when it appears that the company filed its Form 20-F for the year ended December 31, 2007. Revise accordingly.

7. You have stated that, because the company is a foreign private issuer, it is not required to provide financial statements on a quarterly or semi-annual basis.

Clarify whether the company is required to provide quarterly or semi-annual financial statements under Bermuda law.

Potential Conflict of Certain Officers and Directors, page 6

8. We note that all but two directors are affiliated with PEWC and that PEWC is the majority shareholder. Please expand this risk factor to further discuss how the conflicts of interest for the PEWC-affiliated officers and directors will impact the public shareholders of Asia Pacific. Please also discuss PEWC's status as the majority shareholder.

Risks Relating to China, page 8

9. Because this risk factor is too long and bundles together several discrete risks under a general heading, it is confusing for investors. Disclose each material risk under a separate heading that accurately identifies the risk discussed (for example, the risk posed by the Chinese civil law system or the risk concerning the PRC government's controls on the convertibility of the Renminbi into foreign currencies).

10. On page 10, please clarify whether you qualify for the tax incentives provided to high-tech enterprises under the recently enacted PRC Measures.

11. If material, discuss the risk posed by the PRC government providing less protection to a company's intellectual property than that provided in the United States or Bermuda.

International Business Risks, page 12

12. Clarify whether you expect the current global financial and economic crisis to affect adversely your results of operations or financial condition.

Interim Financial Data, page 15

13. Please revise to include your interim financial statements for the period ending June 30, 2008 in accordance with the Item 8 requirement of Form 20-F.

Information on the Company, page 19

History and Development of the Business, page 19

14. In the third paragraph, we note your statement that "the company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand." Please disclose the basis for this assertion and the measure by which you are the largest.

Certain Historical Information Regarding Ownership and Control of the Company, page 20

15. Please make it clear what restrictions or obligations currently exist with respect to the company shares held by PEWC. Also, it is not clear at the top of page 21 what effect the agreement extended through 2009 has on the PEWC shares currently.

16. In the third paragraph on page 20, please explain what the "guaranteed returns payable" was.

17. Please clarify who APCW is.

18. In the second paragraph on page 21, please clarify specifically what the disputes relating to the company's governance and other matters were.

Competition, page 30

19. Please disclose the bases for the following assertions regarding your competitive position and the measure by the company is the largest:
    - For Thailand, "Siam Pacific and Charoong Thai are two of the five largest wire and cable producers in Thailand."
    - For Singapore, "The company believes it is the largest manufacturer of low voltage power cable in Singapore" on page 30 and "The company believes that Sigma Cable is the largest producer of low voltage power cable products in Singapore" on page 34.
    - For China, "PEWS is one of the largest enameled wire manufacturers amongst the six manufacturers in Shenzhen" on page 30 and "SPFC is one of the largest manufacturers of fiber optic cables in Shandong Province" on page 31.

Operating and Financial Review and Prospects, page 36

Disclosures of Critical Accounting Policies, page 36

20. Considering the decline in your stock price and market capitalization over the past six months, your current critical accounting policy for goodwill, particularly your disclosure of assessing the recoverability of goodwill, appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of this asset balance. Please expand your disclosures to describe the steps that you perform to review your goodwill for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount

rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142. Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Operating Results, page 42

21. Your discussion of results of operations addresses multiple factors contributing to year over year changes in line items; however, your discussion should quantify each of the factors. For example, you disclose gross profit decreased as a result of decreased margins in the enameled wire products and telecommunications cable in Thailand, offset by an increase in profit margins for power cable products. However, your disclosure does not quantify the impact. Refer to FRR No. 36 – 501.04.

22. With regard to the gain on the sale of investment in 2007 that was attributable to the sale of warrants held by a subsidiary, please revise to disclose the nature of this transaction, how you are accounting for the transaction and why the recognition of a gain is appropriate. Cite the authoritative literature that supports your accounting.

23. Please provide information regarding governmental economic, fiscal, monetary, or political policies or factors that have affected or could materially affect the company's operations or investments by host country shareholders. See Part I, Item 5(A)(4) of Form 20-F.

Liquidity and Capital Resources, page 47

24. Please briefly disclose the reason for the difference in net cash generated from operating activities from 2006 to 2007.

25. Please evaluate the sources and amounts of cash flow, including the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans, or advances and the impact such restrictions have had or are expected to have on your ability to meet your cash obligations. See Part I, Item 5(B) of Form 20-F. On page 7, we note that you have no direct business operations other than your ownership of the capital stock of your subsidiaries and joint venture holdings and that there are restrictions on the ability of some of your subsidiaries to pay you dividends.

26. Please expand your liquidity section to discuss your credit arrangements and borrowings in more detail. See Part I, Item 5(B)(1)(b) of Form 20-F.

27. We note your statement on page 74 that "the company requires a significant amount of U.S. dollars for its ongoing equipment upgrade and maintenance programs." To the extent applicable, please discuss these capital expenditures in accordance with Item 5(B)(3) of Form 20-F.

28. Include your interest commitments under your interest-bearing debt in your contractual obligation table on page 46, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

29. We note your Composite Services Agreement with PEWC which contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC, including purchases of raw materials. Please revise your liquidity section to discuss this agreement, including any obligations due to or from PEWC that has impacted or you anticipate will impact cash flows, liquidity and operations.

30. We note that during the year ended December 31, 2007, you had a significant change in your accounts receivable balance. Given the impact that receivables have on your liquidity, please revise your MD&A to explain the reasons for the increases and any variances in the corresponding turnover ratios.   Additionally, we note that you have incurred $3.3 million in bad debt charges as well as significant write offs during 2007 and that the provision largely related to a major telecommunication subcontractor company. Please ensure your revised disclosure discusses this charge, the related accounts, whether or not you have any other accounts that are delinquent and would require a bad debt allowance and how the bad debt provision impacted or will impact liquidity.

31. You disclose that cash provided by your operating activities will be sufficient to meet your anticipated working capital, capital expenditures and short term and long term obligations. With regards to the $71 million in purchase obligations for copper, please tell us and disclose how you plan to meet this obligation with your current rate of cash flows from operations. To the extent your operating cash will not cover this obligation, please disclose the source of funds you plan to use to meet the obligation.

32. Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating

assets and liabilities. For example, as noted above your change in receivables has had a material impact on your operating cash flows. Please disclose your DSO for each period and explain any variances. Revise to provide expanded disclosure which will indicate the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

Trend Information, page 48

33. If material, please discuss the impact the on-going global credit crisis and economic downturn on your net sales, income from continuing operations, profitability, liquidity, or capital resources. See Part I, Item 5(D) of Form 20-F.

Directors, Senior Management and Employees, page 49

34. Please revise this section to address the following issues:
   - Please provide expanded disclosure regarding the background, including the business experience, of your named directors and officers. See Part I, Item 6(A) of Form 20-F.
   - In the director and executive officer chart and in Yuan Chun Tang's biography, please disclose that he is the Chief Executive Officer.
   - Please include Daphne Hsu, your Controller, in the director and executive officer chart and provide a biography. It appears that she is a member of senior management. See General Instruction F to Form 20-F.
   - Please include biographies for Andy C.C. Cheng and Alex Erskine. See Part I, Item 6(A) of Form 20-F.
   - Please include in your disclosure whether Andy Cheng is related to Fang Hsiung Cheng. See Part I, Item 6(A) of Form 20-F.

Compensation Committee, page 51

35. Please provide a summary of the terms of reference under which the compensation committee operates. See Part I, Item 6(C)(3) of Form 20-F.

Compensation, page 51

36. Supplementally advise whether you have disclosed or are required to disclose the annual compensation of your named executive officers and directors for the most recently completed fiscal year under Bermuda law. See Part I, Item 6(B)(1) of Form 20-F.

Major Shareholders and Related Party Transactions, page 52

37. Please disclose the number of your U.S. resident holders and the percentage of your outstanding common shares owned by them. See Part I, Item 7(A)(2) of Form 20-F.

38. We note your related party disclosure here and in the Form 20-F that you incorporated by reference. However, you are required to provide related party information for fiscal years 2005 through the date of the registration statement. Please revise accordingly. See Part I, Item 7(B) of Form 20-F.

Selling Shareholder, page 58

39. Please describe the material transactions and relationships between you and SOF Investments, L.P. during the past three years. Please describe the transaction by which SOF Investments acquired its shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, the parties who participated, and the number of shares received.

40. Please also tell us whether SOF Investments is a broker-dealer or an affiliate of a broker-dealer. If they are a broker-dealer, please state that they are an underwriter with respect to the shares that they are offering for resale. If they are an affiliate of a registered broker-dealer, please revise to disclose the following:
   - that the SOF Investments purchased in the ordinary course of business; and
   - that, at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   If SOF Investments is unable to make these representations, please state that they are an underwriter.

41. Please disclose the natural persons of SOF who beneficially own the shares.

Additional Information, page 59

42. Please include the information relating to options required by Item 10(A)(5) of Form 20-F or an appropriate negative statement.

43. Please disclose whether Bermuda law or your memorandum and articles of incorporation:
   - Requires a majority of your directors to be independent;
   - Permits cumulative voting; and

- Allows for the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Taxation, page 68

44. An investor is entitled to know of the *material* income tax consequences, and not just "certain" ones, under both U.S. federal and Bermuda law. Please revise accordingly.

Where You Can Find More Information; Incorporation of Certain Information By Reference, page 76

Incorporation of Information by Reference, page 77

45. Please delete your statement that you incorporate by reference "any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered." Future incorporation by reference is permitted only under Form F-3, not Form F-1 registration statements. Additionally, please also include the following in the prospectus:
    - A statement indicating that the reports and materials are available from the SEC through the EDGAR system or the public reference room; and
    - A statement identifying your web site address where such incorporated reports and other materials can be accessed.

Undertakings, page II-2

46. We note that you have specifically incorporated by reference your Annual Report on Form 20-F for the 2007 fiscal year. Therefore, please include the undertaking in Item 512(e) of Regulation S-K.

Form 20-F for the Year Ended December 31, 2007

General

47. Please comply with the above comments in future filings as applicable.

48. Please tell us why you have not filed your copper supply and joint venture agreements as exhibits pursuant to Instruction 4 to Exhibits on Form 20-F. In addition, we note your statement that you engage in transactions in the ordinary course of business with PEWC. However, under Instruction 4(b)(i), agreements with shareholders must be filed as exhibits. Therefore, please file your Composite Services Agreement with PEWC as an exhibit.

3.3.6 Disclosure Controls and Procedures and Internal Controls Over Financial Reporting Classified as Ineffective, page 9

49. Disclose in greater detail the nature of the four material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the Company implemented at its June 13, 2008 Board meeting to remediate the material weaknesses.

Note 4. Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-13

50. You disclose that in 2006 you terminated your NPC joint venture and that the remaining property and equipment is classified as assets held for development. Please tell us how you were accounting for your interest in NPC prior to ceasing operations at NPC and how you accounted for the liquidation of the NPC business. Cite the authoritative guidance that supports your accounting for this interest before and after the liquidation and the presentation of the remaining assets that you have recorded as assets held for development.

51. With regards your interest in Sigma-Epan which ceased manufacturing operations in May 2007, please tell us how you are accounting for the cessation in manufacturing and how you considered of paragraphs 27 and 28 and 41-43 of SFAS 144, in determining that this did not qualify for discontinued operations presentation during the year ended December 31, 2007.

Revenue Recognition, page F-15

52. You indicate that sales are net of returns. Tell us and disclose your return policy as well as any other sales incentives you provide. For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for each of the above sales incentives and how these incentives have impacted operations. Also tell us how you have considered EITF 01-09 with regards to the recognition, measurement and classification of each of these provisions.

53. We note your disclosure on page 15 with regards to your sales of wire and cable products that you distribute for PEWC. Please quantify the amount of sales made for copper rod and wire and cable products manufactured by PEWC for each period presented, tell us and disclose whether you are presenting these sales on a gross or net basis and how your presentation complies with EITF 99-19.

54. With regards to the sale of goods and distribution activities, please revise to disclose how your accounting policy addresses each of the revenue recognition criteria set forth in SAB 104.

Note 7. Investments, page F-21

55. We note your disclosure in footnote 13 that you have unrealized losses related to your investments. Given that these investments appear to be in a continuous unrealized loss position for more than 12 months, please expand future filings to provide the specific disclosures required by paragraph 21b of EITF 03-01.

Note 10. Distribution of Earnings, page F-23

56. We note your disclosure on page 13 that you have no direct business operations other than ownership in the capital stock of your subsidiaries and therefore your ability to pay dividends is dependent of distributions from the operating subs. Tell us how you considered the requirements for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements should be included in the your Form 20-F. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information of the registrant as required.

57. Further revise your liquidity section to state that your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash. Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are subject to contractual and other restrictive governmental regulations and if so, tell us and disclose the nature of those restrictions.

Note 17. Related Party Balances and Transactions, page F-35

58. We note you have amounts due to related parties that are interest-free and payable upon demand. Please tell us the terms of these notes and how you considered APB 21 in determining that no interest needed to be imputed.

Note 18. Defined Contribution and Benefit Plans, page F-38

59. We note your adoption of SFAS 158 on December 31, 2006. Please tell us how you considered the disclosure requirements in paragraph 7 and 20 of SFAS 158 and refer to the page numbers in your document where you have provided these disclosures.

Note 20. Segment Financial Information, page F-41

60. You disclose that you have three reportable segments, one of which is Manufactured Products. However, we note that your manufactured products segment includes the sale of telecommunications cable, power cable and enameled wire products. Based on your discussion of gross profit in MD&A on page 41, it appears that you have discreet financial information of gross profit for

the enameled wire and telecommunication products. We further note that you provide discreet financial information for each of the above products on page 41 of your Form F-1. Please tell us the factors used to identify the Company's operating and reportable segments and explain why you believe that telecommunications cable, power cable and enameled wire are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. See also paragraph 26 of SFAS 131.

Note 21. Summarized Financial Information of Equity Investee, page F-44

61. We note for the past two years you have recorded impairment charges for your investment in SHP. Please tell us what the remaining value of this investment is and whether or not you anticipate additional impairment in future periods. To the extent, you anticipate future impairment, this fact should be disclosed.

62. We note your disclosure with regards to your equity investee's financial statements and that you are unable to provide them because they are not audited by PCAOB registered accountants. Regardless of whether or not they have PCAOB registered accountants, tell us how you determined the significance of your investees with regards to Rule 3-09 of Regulation S-X and whether or not they would meet the quantitative thresholds in Rule 3-09 to require financial statements.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from

Yuan Chun Tang
Asia Pacific Wire & Cable Corporation Limited
October 29, 2008
Page 13

        taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3692 or Terrence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael J. Hagan, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104